U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: March 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable

...............................................................................................................................

Part I--Registrant Information

Full Name of Registrant

East Coast Airlines, Inc.

................................................................................................................................

Former Name if Applicable

Not Applicable.

c/o Sullivan, McBride, Hess & Youngblood, P.C.

4 Tower Place

..............................................................................................................................

Address of principal Executive Office (Street and Number)

Albany, New York 12203

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City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.

PART III--Narrative

The reasons Registrant's Quarterly Report on Form 10-QSB cannot be filed by May 14th, the prescribed due date, is that the financial statements to be included in Registrant's quarterly report cannot be completed on a timely basis without incurring unreasonable effort and expense.

PART IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Robert J. Salluzzo, President (518) 762-1144

................................................................................................................................................................................

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

[ ] Yes [X] No

East Coast Airlines, Inc.

... (Name of Registrant as specified in charter)

has caused this notification to be signed on behalf by the undersigned thereunto duly authorized

Date...May 14, 2003 By: /s/ Robert J. Salluzzo___________

Robert J. Salluzzo, President

EAST COAST FORM 12b-25 for QSB 033103